August 30, 2018	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Erin E. Martin

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:       Mogul REIT II, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed August 24, 2018

File No. 024-10713

Dear Ms. Martin:

On behalf of Mogul REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Post-qualification Amendment No. 2 (the “Amendment”) to its Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) (SEC File No. 024 ‑10713), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated August 30, 2018.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular (the “Offering Circular”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1:  We note your disclosure that as of April 30, 2018, you issued an aggregate of 713,092 shares for total gross offering proceeds of approximately $7,100,000 and that you had 8,286,908 shares remaining.  It also appears that you are seeking to qualify an additional $50 million in this post-qualification amendment.  Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period.  Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

Response:  Pursuant to the Staff’s comment, the Company has revised the above-referenced disclosure as requested.

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Offices:  Beijing   •   Taipei

MORRIS, MANNING & MARTIN, LLP

Ms. Erin E. Martin

Securities and Exchange Commission

August 30, 2018

*  * *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:  Ms. Jilliene Helman

Ms. Karen Fleck